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Wayne Robarge

Professor at North Carolina State Univ.

Raleigh-Durham, North Carolina Area

Message 

North Carolina State Univ.

 University of Wisconsin-Madison

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 256 connections

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Experience

Professor
North Carolina State Univ.

Education

 **University of Wisconsin-Madison**
1971 – 1975

Skills & Endorsements

Science · 31

 Endorsed by **Rufus Chaney and 6 others who are highly skilled at this**

 Endorsed by **10 of Wayne's colleagues at North Carolina State University**

Environmental Science · 28

 Endorsed by **Robert Bruck and 5 others who are highly skilled at this**

 Endorsed by **7 of Wayne's colleagues at North Carolina State University**

Statistics · 21

Endorsed by **Hongwei Xin, who is highly skilled at this**

Endorsed by **9 of Wayne's colleagues at North Carolina State University**

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Interests

NC Sustainability Connection
1,292 members

North Carolina State University
239,718 followers

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APNEP Science and Technology	Agriculture and Environment Res...
24 members	15,822 members

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